Exhibit (a)(1)(b)

Email letter to all palmOne employees on March 1, 2004 from palmOne’s President and CEO announcing the program

From:	Todd Bradley
Date:	March 1, 2004
To:	palmOne employees
Subject:	palmOne employee options cancel and re-grant program

As you well know, the last few years have been quite challenging. Despite very hard work by everyone, it’s been disappointing to see the stock-market reaction. The fact that so many of our options are “underwater”—where the option “strike price” exceeds recent trading values – undermines the very purpose of our option program, which is to motivate and retain employees and create an environment where employees potentially can share in the success they help create.

While no one can predict the stock market, I am happy to say that the Board of Directors has authorized a program whereby employees can choose to return and cancel some or all of their eligible options and receive a new grant of fewer options that are set at the market price following a required waiting period of at least six months and a day. For each three options returned to the company, you’ll be able to receive two new options. The potential value of this program is that options that today are underwater could be returned to the company, and after the waiting period, replaced with fewer but new options that will be priced at the prevailing market price.

What does this mean for you personally? We can’t estimate the impact it could have on each of you individually. Here’s why: Each person likely has a different number of options at varying strike prices. And we can’t estimate what our stock price will be upon the day the new options will be granted. Each of you will need to make your own decision on participation.

Following this letter, you’ll find a page summarizing the offer. I encourage you to read it carefully, and please note that the full documentation will be made available to you and also is on file with the Securities and Exchange Commission. These documents, which are publicly available for all our stockholders to read, contain language that meets federal requirements. You’ll also find a slide presentation and an FAQ posted on palmOne Central’s Stock Administration website and you’re invited to attend meetings we’ve scheduled to explain the program further. Information about the time and location of these meetings will follow shortly.

In closing, it’s important that you know palmOne management has great confidence in our employee base. We’re convinced that together, we have the opportunity to strengthen and expand our leadership in the mobile computing and communications market. And as we do this, I hope, and expect, that we can create great value for stockholders, customers, partners and employees.

Thank you for your contributions to our company. I appreciate your continued commitment to palmOne.

Todd

Summary

The rationale: Stock options are a valuable motivation and retention tool and, as such, help to align employee and stockholder interests. But because many of the currently unexercised stock options held by our employees are “underwater” — the per share exercise price of the stock options is greater than the current market price of our common stock — we believe these options fail to deliver the right performance or retention incentives.

We believe that our stockholders will be best served by providing palmOne employees opportunities to participate in the company’s future success. However, we also are sensitive to the needs and positions of our stockholders, and we have worked to create a balanced program that takes outside stockholder interests into account. This includes setting the option exchange ratio to reduce the “overhang” (ratio of total outstanding options to total common stock outstanding) and associated potential dilution. Plus, we’re asking employees for a renewed commitment to palmOne in exchange for their participation in the program.

As a result, our Board of Directors has authorized a stock option exchange program (the “Offer to Exchange”). This is a voluntary program that allows eligible palmOne employees to exchange eligible underwater options for new options to be granted in the future, no sooner than six months and one day from the date the original options are cancelled.

Eligible participants: All current employees, with the exception of the members of our Board of Directors and executive officers, are eligible to participate in the program. However participating employees must remain palmOne employees through the date on which we cancel exchanged options, currently set at March 30, 2004, unless that date is extended by written notice. In addition, to receive new options, participating employees must be continuously employed by palmOne until the new option grant date.

Unexercised options are eligible to be cancelled and exchanged if they have an exercise price equal to or greater than $20 per share. Those who participate must also exchange all options received on or after August 31, 2003, regardless of exercise price, to avoid potentially adverse accounting consequences to palmOne.

Deadline for participation: Employees will be able to submit eligible options for cancellation up until 5:00 pm Pacific Time on March 29, 2004, unless the date is extended by written notice.

The exchange ratio: For every three options cancelled and exchanged, participating employees will be entitled to receive two new options. The new options will start vesting on the new option grant date and will vest over a one- or two-year period depending on the extent to which the cancelled and exchanged options were vested on the date of cancellation, and subject to continued palmOne employment on each relevant vesting date.

The new option strike price: The exercise price of the new options will be the closing price of our common stock as reported by the NASDAQ National Market on the new option grant date. The new options will be granted as nonqualified stock options for purposes of U.S. federal tax laws.

More detail: Please note that this information is only an introduction to the program and does not detail all the terms and conditions that apply. The terms and conditions of the Offer to Exchange program are described in an Offer to Exchange document that is being distributed to employees today and is available on palmOne Central’s Stock Administration website. Terms and conditions can vary from country to country. Please carefully review this document before making any decision with respect to this program.

We are required to conduct this Offer to Exchange as a tender offer under the federal securities rules. As a result, we must be very careful with our communications about the program to ensure full compliance with these rules. Therefore, we have attempted to anticipate many of the questions you may have regarding the terms of the program and have included some frequently asked questions as part of the Offer to Exchange document. We have also scheduled informational meetings to answer any questions you might have about the program. Information about the time and location of these meetings will follow shortly.